1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: May 23, 2025	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)
This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) the unsecured bonds issued by TSMC and its subsidiaries for the month of April 2025.
1.The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held as of		Changes
		3/31/2025	4/30/2025
Chairman & Chief Executive Officer	C.C. Wei	7,505,395	7,525,395	20,000
Senior Vice President and Deputy Co-Chief Operating Officer / Chief Information Security Officer	Cliff Hou	619,568	619,846	278
Senior Vice President	Lora Ho	6,590,183	6,600,183	10,000
Senior Vice President and Chief Financial Officer	Wendell Huang	1,731,716	1,731,719	3
Vice President	Geoffrey Yeap	147,994	148,994	1,000
Vice President	Jonathan Lee	456,688	457,134	446
Vice President	L.C. Lu	242,031	245,031	3,000
Vice President	Ray Chuang	314,818	315,200	382

Note: Shareholdings include shares held by the related parties.
2.The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held as of		Changes
		3/31/2025	4/30/2025
Senior Vice President, General Counsel and Corporate Governance Officer	Sylvia Fang	50,000	100,000	50,000
3.The acquisition and disposition of assets by TSMC and its subsidiaries:
Fixed-income investment: NT$17.2 billion of acquisition.
4.The capital appropriations approved by TSMC board of directors: Inapplicable.
5.The unsecured bonds issued by TSMC and its subsidiaries: Inapplicable.